SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 0-13742

Océ N.V.

(Translation of registrants name into English)

St. Urbanusweg 43, Venlo, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F:  ☑    Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes:  ☐    No:  ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OCÉ N.V.

By:	/s/ R.L. van Iperen
Chairman of the Board of Executive Directors
(Principal Executive Officer)

Dated: July 12, 2005

Quarterly report 2005/2

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	Second quarter				First six months
	2005	2004		organic	2005	2004
In million €

Revenues	640.4	682.2	–6.1%	–4.1%	1,263.2	1,304.6
Operating income	13.6	34.2	–60.2%	–54.1%	28.5	64.6
Net income	10.6	21.4	–50.6%	–44.8%	19.7	38.6

In € per share
Net income	0.12	0.25	–51.2%	—	0.22	0.44

	Second quarter				First six months
	2005	2004		organic	2005	2004
In million €

Operating income	13.6	34.2	–60.2%	–54.1%	28.5	64.6
Financial activities	4.8	14.7	–67.0%	–66.6%	10.2	28.9
Profit on sale of lease contracts	1.3	10.5	–87.7%	–87.7%	2.8	12.7
Operating income commercial activities (exclusive book profit on sale of leases)	7.5	9.0	–17.9%	4.4%	15.5	23.0

•	Sales of new printing systems increased by 2.5% in the second quarter. This brings growth for the first six months to 12.4%.

•	Revenues from services and media down by 4.8% in the second quarter. In the first six months this decrease was 4.9%.

•	Operating income decreased by € 20.6 million, which is caused by lower revenues from leases (–€ 20.5 million) and exchange rate changes (–€ 2.1 million).

•	The first printers to be fully manufactured in Asia were shipped direct to customers.

Rokus van Iperen, chairman of the Board of Executive Directors:

“Despite the limited growth in sales of printing systems during the second quarter, we expect to be on course again at the end of 2005.

The strong demand for colour printers and high-production black-and-white printers will lead to continuing growth in the second half of the year which will also bring a recovery in revenues from service. We are maintaining our profit forecast: operating income from commercial activities will increase compared to 2004.”

*	The figures in this report are unaudited. The report has been prepared on the basis of Dutch GAAP; as compared to the Annual Financial Statements for 2004 there have been no changes in the accounting principles used for financial reporting.

Results second quarter 2005

Revenues decreased by 6.1% in the second quarter of 2005. This decrease was largely caused by exchange rate effects (–2.0%) and lower revenues following the sale of the lease portfolio (–2.9%).

Non-recurring revenues decreased by 3.7%. This decline was caused by currency translation effects (–1.5%), the sale of the lease portfolio (–4.7%) and an organic increase in sales of printing systems of 2.5%.

The book profit on the sale of the lease portfolio amounted to € 1.3 million in the second quarter (2004: € 10.5 million).

Recurring revenues showed an organic decrease of 4.8%. Of this decrease in recurring revenues, 2.0% was attributable to lower revenues from service and 0.5% to a decrease in the revenues generated by Business Services. Revenues from media remained at the same level. Because of the reduced revenues from leases, recurring revenues decreased by 2.3%.

The gross margin decreased by 2.8%, from 43.0% to 40.2%. Of this decrease, 1.7% was caused by lower revenues from leases, 0.1% by the results on hedging transactions and 1.0% by volume-mix effects.

Operating expenses were reduced by 4.3% on an organic basis. Of this decline, 1.3% was caused by a release from the provision for bad debts. In the next six months attention will continue to be focused on operational efficiency and on investments aimed at strengthening the company’s distribution systems.

Operating income amounted to € 13.6 million (2004: € 34.2 million). Of this € 20.6 million decrease in operating income, € 20.5 million was caused by the sale of the lease portfolio and € 2.1 million was due to exchange rate effects. The decrease in the gross margin, after adjustment for leases, was offset in full by the lower operating expenses.

Financial expense (net) was reduced by 24.6% from € 4.8 million to € 3.6 million thanks to a lower level of debt and a slight increase in interest rates.

Income taxes made a positive contribution of € 1.0 million to net income, one of the reasons being that allowance was made during the quarter for the R&D credits that can be offset against taxable income in 2005.

Net income amounted to € 10.6 million (2004: € 21.4 million).

Per ordinary share outstanding the net income was € 0.12 (2004: € 0.25).

Results by Strategic Business Unit

In Digital Document Systems (DDS) revenues in the second quarter were € 432.1 million (2004: € 470.0 million).

Organically, the decrease in revenues amounted to 6.1%. The effect of exchange rates was 1.9%. After adjustment for the sale of the lease portfolio, non-recurring revenues decreased by 0.5%. Recurring revenues were 6.2% lower on an organic basis in the second quarter. This is the same as the decrease in the first quarter of 2005. Revenues from maintenance contracts showed an organic decrease of 2.7%.

The operating income of DDS in the second quarter amounted to € 0.1 million (2004: € 18.0 million).

Demand for the Océ CPS800 and the Océ CPS900 colour printers has shown rapid growth. In addition, the recently launched high-production black-and-white printers have proved to be highly successful sellers.

In Business Services profitability is increasing, notably in the United States. When entering into new contracts much attention is focused on services that provide higher added value.

In Wide Format Printing Systems revenues amounted to € 208.3 million (2004: € 212.2 million). Revenues were 0.3% higher on an organic basis, though exchange rate effects reduced revenues by 2.1%.

Non-recurring revenues achieved an organic increase of 5.4% whilst recurring revenues were 1.8% lower on an organic basis. Revenues from maintenance contracts and media decreased organically by 0.5%.

Operating income amounted to € 13.5 million (2004: € 16.2 million).

Sales of the Océ TCS400, a multi-functional colour printer for the design engineering market, continue to progress well. It is clear that, by offering this product, Océ is effectively meeting the growing needs of customers in this market for colour printing capabilities.

In Display Graphics, thanks to the introduction of a new range of products, we are experiencing a strong increase in machine sales.

Results first six months 2005

Revenues decreased by 3.2% in the first six months of 2005. After elimination of exchange rate effects, the decrease in revenues amounted to 1.3%.

Non-recurring revenues grew organically by 12.4%, excluding the profit on the sale of lease contracts.

The sale of the lease portfolio generated a book profit of € 2.8 million (2004: € 12.7 million). Recurring revenues decreased on an organic basis by 4.9%.

Interest income from leases was € 21.7 million lower than in the first six months of 2004.

The gross margin went down by 2.4% to 40.3%. Of this decrease, 0.4% was caused by hedging transaction results, 1.4% by the sale of the leases and 0.6% by volume-mix effects.

Operating expenses were reduced by 0.9% on an organic basis.

Operating income amounted to € 28.5 million (2004: € 64.6 million).

Net income was € 19.7 million (2004: € 38.6 million), a decrease of 49.0%.

Net income per ordinary share outstanding amounted to € 0.22 (2004: € 0.44).

Outsourcing of lease activities

The lease receivables shown on the balance sheet at the end of the first six months of 2005 amounted to € 349 million (first six months of 2004: € 646 million).

The sale of the lease portfolio will, especially outside Europe, be temporarily slowed down. As a result, the lease portfolio as included on the balance sheet is expected to be around € 300 million at the end of 2005.

Commercial versus financial results

	Second quarter
	2005	2004
In million €

Commercial activities
Revenues	631.3	661.7
Operating income	8.8	19.5
Profit on sale of lease contracts	1.3	10.5
Operating income (excl. sale of lease contracts)	7.5	9.0

Financial activities
Revenues	9.1	20.5
Operating income	4.8	14.7

Relocation of machine manufacturing

The relocation of machine manufacturing from the Netherlands to Asia is making good progress.

The Océ TDS100, a printer for the design engineering market, is meanwhile being manufactured in full in Malaysia and is being shipped to customers from that country. Of the original Venlo manufacturing volume, 20% will be produced in low-wage countries in 2005. A start has now been made on the further relocation of activities, with the result that by the end of 2006 50% of the original Venlo manufacturing volume will be sourced from elsewhere.

Balance sheet and cash flow

The balance sheet total at the end of the second quarter amounted to € 2,154 million, a decrease of € 189 million compared to the end of the second quarter of 2004.

The principal reasons for the decrease in the balance sheet total were the lower level of lease receivables (€ 297 million) and an increase in liquid funds (€ 110 million).

Net debt amounted to € 229 million.

Total free cash flow in the second quarter amounted to € 34.9 million.

The solvency ratio was 35%, which is well above the minimum of 30% that Océ has set itself as a target.

Corporate Sustainability Report

In mid-June Océ published its Sustainability Report 2004. In this report Océ gives account of its approach to sustainable business practices and explains the goals that the company has set for further improving sustainable business practices in the future.

The report has been prepared in accordance with the recommendations of Global Reporting Initiative (GRI), which allows Océ’s performances in the area of sustainability to be measured on the basis of the GRI performance indicators.

Prospects

In view of the strongly increased demand for colour printing systems in particular, we are positive about prospects for the second six months of 2005 and we expect that the sale of printing systems will again increase more strongly as compared to the second quarter. We are also maintaining our forecast that the downward trend in recurring revenues will be reversed in the next 6 months.

Océ maintains its previous expectation that operating income from commercial activities, excluding the book profit on the sale of the lease portfolio, will be higher than in 2004 (€ 31 million). Because of the reduced revenues from leases, net income will work out lower than in 2004.

Océ N.V.

July 7, 2005

For further information:

Océ N.V.

Pierre Vincent

Senior Vice President Investor Relations

Venlo, the Netherlands

Telephone +31 77 359 2240

E-mail investor@oce.com

Consolidated Statement of Operations

Period December 1, 2004 till May 31, 2005

	Second quarter		Six months
	2005	2004	2005	2004
Results in million €

Revenues from sales, rentals and service	631.3	661.7	1,244.4	1,264.1
Interest from financial lease	9.1	20.5	18.8	40.5

Total revenues	640.4	682.2	1,263.2	1,304.6
Cost of sales, rentals and service	382.9	389.1	753.6	747.5

Gross margin	257.5	293.1	509.6	557.1
Operating expenses	243.9	258.9	481.1	492.5

Operating income	13.6	34.2	28.5	64.6
Financial expense (net)	3.6	4.8	6.7	9.5

Income before income taxes, equity in income of unconsolidated companies and minority interest	10.0	29.4	21.8	55.1
Income taxes	–1.0	7.5	1.4	15.4

Income before equity in income of unconsolidated companies and minority interest	11.0	21.9	20.4	39.7
Equity in income of minority interests	0.1	0.1	0.4	0.2

Income before minority interest	11.1	22.0	20.8	39.9
Minority interest in net income of subsidiaries	0.5	0.6	1.1	1.3

Net income	10.6	21.4	19.7	38.6

Free cash flow	34.9	102.5	–16.8	90.4
Average number of ordinary shares outstanding (x 1,000)	83,697	83,491	83,615	83,460

Per ordinary share in €
Net income	0.12	0.25	0.22	0.44

Consolidated Balance Sheet

	Second quarter		End of financial year
	2005	2004	2004	2003
In million €

Assets

Intangible fixed assets	34	48	37	49
Tangible fixed assets	494	472	481	494
Financial fixed assets	339	484	360	561
Inventories	335	337	317	310
Accounts receivable and prepaid expenses	727	887	725	952
Cash and cash equivalents	225	115	313	55

Total	2,154	2,343	2,233	2,421

Liabilities

Total shareholders’ equity	721	713	714	713
Minority interest	36	37	38	39
Long term liabilities (provisions)	500	565	516	596
Long term debt	414	461	438	381
Short term debt	40	93	43	168
Other current liabilities	443	474	484	524

Total	2,154	2,343	2,233	2,421

Changes in shareholders’ equity

Period December 1, 2004 till May 31, 2005	Six months
	2005	2004
In million €

Amount at December 1, 2004/2003	714	713

Net income	20	39
Dividend	–36	–36
Movement repurchased shares Option plan	2	1
Foreign currency translations	21	–4

Amount at May 31	721	713

Abridged Consolidated Statement of Cash Flow

Period December 1, 2004 till May 31, 2005

	Second quarter
	2005	2004
In million €

Cash flow from operating activities

Net income	20	39
Depreciation	69	74
Investments less divestments in rental equipment and movements in financial lease receivables	–4	22
Long term liabilities (provisions), inclusive provisions for financial lease and short term assets	–17	–21
Trade accounts and other receivables	5	19
Inventories	–19	–41
Trade accounts payable	–12	–18
Net change in other working capital accounts	–50	–54

Cash flow from operating activities	–8	20

Cash flow from investing activities

Capital expenditure on intangible assets	–4	–8
Capital expenditure less divestments in property, plant and equipment	–47	–28
Capital expenditure on other financial assets	–1	–1
Net change in unconsolidated companies	—	—
Sale of lease portfolio	43	107

Cash flow from investing activities	–9	70

Free cash flow	–17	90

Cash flow from financing activities

Interest bearing loans	–33	6
Movement repurchased shares Option plan	2	1
Dividend	–40	–39
Other	–3	–3

Cash flow from financing activities	–74	–35

Translation differences	3	4

Changes in cash and cash equivalents	–88	59

Océ profile

Océ: innovative by nature

Océ is one of the world’s leading suppliers of high-quality and innovative products and services for use by professionals in print and document management processes. The company focuses primarily on professional environments in which large volumes of documents are processed. Océ’s customers are therefore mainly active in the industrial and printing sectors as well as in office environments.

For this purpose Océ develops and manufactures its own advanced machines and systems for use in the production, distribution and management of documents. Océ also offers its customers innovative services in the areas of consultancy, outsourcing and – in cooperation with partners – financing.

Océ has built up a solid reputation as an innovator, both technologically and commercially. Océ’s products and services are renowned for their high quality, reliability, productivity, durability, ease of use, environmental friendliness and low total cost of ownership.

Most of Océ’s products and services are offered via the company’s own direct sales and service organisations. The Océ organisation is specifically tailored to serve the market segments that are of strategic relevance to the business. This gives customers direct access to their supplier; at the same time it provides Océ with a constant flow of market and customer information, which allows Océ to anticipate and respond quickly and effectively to changing market needs. In a number of countries part of the product range is made available via specialised distributors.

In-house product development and consistent investment in Research & Development are characteristic features of Océ. They provide Océ with its own unique technology base, which largely forms the cornerstone for the success of the product range. Océ’s innovative capacity is also broadened and reinforced via alliances with strategic partners and via cooperation with co-developers.

Océ operates in eighty countries and has its own sales companies in some thirty countries. The company has about 21,000 employees, 40 per cent of whom work in sales and service. Océ’s research and manufacturing facilities are located in the Netherlands, Germany, Belgium, France, the Czech Republic, Romania, the United States and Canada.

In 2004 Océ achieved revenues of € 2.7 billion and net income of € 78 million.

The publicly listed holding company of the Group is Océ N.V. The issued share capital amounts to about € 53.6 million divided into € 43.6 million ordinary shares, € 10 million financing preference shares and € 1,500.- priority shares. The ordinary and financing preference shares have a nominal value of € 0.50. Ordinary shares in Océ are listed on the stock exchanges in Amsterdam (Euronext), Düsseldorf, Frankfurt/Main and on the electronic stock exchange (EBS) in Switzerland. They are traded in the United States as American Depositary Receipts (ADRs) via NASDAQ. Options to Océ shares are traded on the Euronext Options Exchange.

Forward-looking statements

This report contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements, which may be expressed in a variety of ways, including the use of future or present tense language, refer to future events. Océ has based these forward-looking statements on its current expectations and projections about future events.

Océ’s expectations and projections may change and Océ’s actual results, performance or achievements could be significantly different from the results expressed in or implied by these forward-looking statements based on various important factors, risks and uncertainties which are neither manageable nor foreseeable by Océ (and some of which are beyond Océ’s control). When considering these forward-looking statements, you should keep in mind these risks, uncertainties and other cautionary statements made in this report or in Océ’s other annual or periodic filings made with the United States Securities and Exchange Commission. In the light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur.

These factors, risks and uncertainties include, but are not limited to changes in economic and business conditions, customer demand in competitive markets, the successful introduction of new products and services into the markets, developments in technology, adequate pricing of products and services, competitive pricing pressures within Océ’s markets, the financing of Océ’s business activities, efficient and cost-effective operations, changes in foreign currency exchange rates, fluctuations in interest rates, political uncertainties, changes in governmental regulations and laws, tax rates, successful acquisitions, joint ventures and disposals and the effects of recent or further terrorist attacks and the war on terrorism.

For a more detailed discussion of the factors, risks and uncertainties that may affect Océ’s actual results, performance or achievements, you should refer to pages 69 to 73 of the annual report for 2004, Océ’s Annual Report on Form 20-F and any other filings made by Océ with the United States Securities and Exchange Commission.

Océ’s forward-looking statements speak only as of the date on which the statements are made, and Océ is under no obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

Océ N.V.

p.o. Box 101, 5900 MA Venlo,

the Netherlands

Telephone (+31) (0) 77 359 2240

Telefax (+31) (0) 77 359 5436

Océ on Internet:

http://www.investor.oce.com

E-mail: info@oce.com

Trade register Venlo 12002283

Océ enables its customers to manage their documents efficiently and effectively by offering innovative print and document management products and services for professional environments.

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